Morgan, Lewis & Bockius

19th Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

July 25, 2025

Confidential

Ms. Ta Tanisha Meadows

Ms. Joel Parker

Mr. Scott Anderegg

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ELC Group Holdings Ltd.
Response to the Staff’s Comments on Amendment No. 3 to Registration Statement on Form F-1 Filed July 9, 2025 File No. 333-285524

Dear Ms. Meadows, Ms. Parker, Mr. Anderegg and Ms. Beech:

On behalf of our client, ELC Group Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 11, 2024 on the Company’s amended registration statement on Form F-1 filed on July 9, 2025. Concurrently with the submission of this letter, the Company is submitting its further amended registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Amendment No. 3 to Registration Statement on Form F-1

Use of Proceeds, page 33

1.	You appear to be stating gross proceeds. Please revise to present the net proceeds consistent with the $3.6 million on page 35.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Amended Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Leann Koh Bee Khee, Chief Executive Officer and Director, ELC Group Holdings Ltd.
Mitchell S. Nussbaum. Angela Dowd, Lili Taheri and Julia Aryeh, Loeb & Loeb LLP

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